UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to

Commission file number 0-15386

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation Foundations Retirement Plan

2800 Rockcreek Parkway

Kansas City, MO 64117

B.	Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

Required Information

Report of Independent Auditors’

Financial Statements and Schedule

Financial Statements:

Statements of Net Assets Available for Participants at December 31, 2003 and 2002	4

Statements of Changes in Net Assets Available for Participants for the Years ended December 31, 2003 and 2002	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule I – Schedule of Assets Held for Investment Purposes at December 31, 2003	10

Schedule II – Schedule of Reportable Transactions at December 31, 2003	11

Exhibit

Exhibit 23 – Consent of Independent Auditors’

SIGNATURE

The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOUNDATIONS RETIREMENT PLAN

Dated: June 28, 2004	By:	\s\ Marc G. Naughton

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Financial Statements and Schedules

December 31, 2003 and 2002

(Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Cerner Corporation:

We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 2003, and 2002, and the changes in net assets available for participants for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/KPMG

Kansas City, Missouri
March 12, 2004

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Statements of Net Assets Available for Participants

December 31, 2003 and 2002

	2003	2002
Assets:
Investments at fair value (note 6)	$179,416,503	116,750,233
Cash	19,655	29,121

Net assets available for participants	$179,436,158	116,779,354

See accompanying notes to financial statements.

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Statements of Changes in Net Assets Available for Participants

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Net appreciation (depreciation) in fair value of investments (note 6)	$31,900,726	(45,956,973)
Interest and dividends	1,372,486	609,085
Employer contributions (note 2)	9,415,666	8,454,440
Associates contributions (note 2)	24,420,612	22,277,392

Total additions	67,109,490	(14,616,056)

Deductions from net assets attributed to:
Distributions to associates (note 3)	(4,374,676)	(4,195,759)
Investment expenses	(78,010)	(106,316)

Total deductions	(4,452,686)	(4,302,075)

Net increase (decrease)	62,656,804	(18,918,131)
Net assets available for participants:
Balance at beginning of year	116,779,354	135,697,485

Balance at end of year	$179,436,158	116,779,354

See accompanying notes to financial statements.

CERNER CORPORATION FOUNDATIONS

RETIREMENT PLANS

Notes to Financial Statements

December 31, 2003 and 2002

(1)  Summary of Significant Accounting Policies

General

The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Document for more complete information.

The Plan was adopted by the board of directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. The Plan has most recently been amended in 2002 to comply with certain changes in the law. The Plan is administered by a third-party administrator. All associates of the Company are eligible for participation in the Plan upon attaining age 18 except for:

•	Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain nonresident aliens who have no earned income from sources within the United States of America;

•	Leased associates; or

•	Associates who were previously not treated as associates of the Employer but who are reclassified as being associates.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America and present the Plan’s net assets available for participants and changes in those net assets.

Expenses

Substantially all costs and expenses incurred in administering the Plan are paid using forfeited plan assets. Expenses related to issuance of loans to participants are charged to the participant obtaining the loan.

Investments

The Plan’s investments and earnings thereon are held in a bank trust account. The fair values of investments are based principally on quotations from national securities exchanges. Purchases and sales of securities are recorded on a trade-date basis.

Loans to Participants

At the discretion of the Company, loans may be made to participants in an amount that is the lesser of (1) 50% of the participant’s vested account balance at the time the loan is initially requested or (2) $50,000 minus the excess of the participant’s highest outstanding loan balance during the 12-month period ending

CERNER CORPORATION FOUNDATIONS

RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

on the date the loan is initially requested over the outstanding loan balance. Generally, the loan period may not exceed five years and the interest rate is prime plus 1%. Loans may not be taken from a participant’s Employer matching contribution account.

Use of Estimates

The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)  Contributions

Participating associates may elect to make pretax contributions from 1% to 80% of their compensation to the Plan, subject to annual limits imposed by the Internal Revenue Service. Participants may direct contributions into 12 different investment funds. These funds include investments in the Company common stock, the American Century Ultra Investors Mutual Fund, the American Century Growth Investors Mutual Fund, the American Century Equity Index Investors Mutual Fund, the American Century Strategic Conservative Investors Mutual Fund, the American Century Value Mutual Fund, the American Century International Growth Mutual Fund, the American Century Small Capital Value Mutual Fund, the American Century Stable Asset Fund, the American Century Strategic Conservative Fund, the American Century Strategic Aggressive Fund, and the Charles B. Schwab Personal Choice Account. The Company generally will make matching contributions in an amount equal to 33% of the participant’s annual contribution, not to exceed 6% of the participant’s annual compensation. All Company contributions are directed to the Company common stock fund.

During 2003, the Company made an additional matching voluntary contribution of $5,352,315, which represented 2% of each eligible associate’s compensation based on the Company’s 2002 financial performance. During 2002, the Company made a similar contribution in the amount of $4,006,533 based on the Company’s 2001 financial performance.

(3)  Distributions and Transfers

Upon normal retirement, retirement for permanent disability, or death, a participant is entitled to the full value of the assets attributable to his or her contributions and Company contributions made on his or her behalf. Upon termination for any other reason, a participant is entitled to 100% of his or her contributions and the vested portion of Company contributions. Company contributions vest 20% after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Forfeitures of nonvested contributions are used first to reduce the Plan’s ordinary and necessary administrative expenses and, to the extent any forfeitures remain, to offset any Employer matching contributions.

To the extent a participant’s account balance is invested in Company common stock, participants receive distributions of such stock in shares of the Company’s common stock, except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a value less than $1,000. During the years ended December 31, 2003 and 2002, 33,621 and 52,727 shares, respectively, of the

CERNER CORPORATION FOUNDATIONS

RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Company’s common stock were distributed to withdrawing participants. Participants receive distributions from all other funds in cash.

Prior to August 1, 2002, associate contributions invested in Company stock were allowed to be transferred out once per quarter. Each transfer was limited to 25% of the associate’s current Company stock balance from associate contributions at the time of the transfer. Transfer elections were restricted for six months until the next option to transfer. Effective August 1, 2002, associates are able to make up to 12 transfers out of Company stock per calendar year with no limit to the amount of stock an associate can move in any one transfer. These transfer provisions relate to Company stock held in a participant’s account relating to associate contributions. Transfers out of Company stock held in a participant’s account relating to Company contributions are prohibited, except in the event of termination of employment with the Company.

(4)  Tax Status

The Plan received a favorable determination letter, dated February 25, 2003, from the Internal Revenue Service confirming the tax-exempt status of the Plan under Section 401(a) of the Internal Revenue Code. The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(5)  Plan Participants

The following summarizes the number of participants by fund as of December 31:

	2003	2002
Company common stock	4,577	4,179
American Century Mutual Funds:
Ultra Investors Mutual Fund	3,038	2,588
Growth Investors Mutual Fund	2,419	2,367
Select Investors Mutual Fund	—	1,668
Balanced Investors Mutual Fund	—	1,293
Value Mutual Fund	1,700	1,444
International Growth Mutual Fund	1,511	1,364
Small Cap Value Mutual Fund	1,225	737
Strategic Conservative Fund	167	—
Strategic Moderate Fund	1,509	—
Strategic Aggressive Fund	381	—
Equity Index Fund	248	—
Stable Asset Fund	1,411	1,228
Charles B. Schwab Personal Choice Account	94	86

Because associates may invest in more than one fund, the number of associate participants above exceeds the total number of associate participants.

CERNER CORPORATION FOUNDATIONS

RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(6)  Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2003	2002
Company common stock	$88,875,421	60,125,900
American Century:
Ultra Investors Mutual Fund	32,228,180	15,314,285
Growth Investors Mutual Fund	16,590,504	11,308,380
Other	41,722,398	30,001,668

	$179,416,503	116,750,233

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$14,546,229	(11,582,278)
Company common stock	17,354,497	(34,374,695)

	$31,900,726	(45,956,973)

(7)  Nonparticipant-Directed Investment

As described in note 2, Company contributions are invested exclusively in Company common stock. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investment at December 31, 2003 and 2002 is as follows:

	2003	2002
Net assets available for participants:
Company common stock	$88,875,421	60,125,900

Changes in net assets available for participants:
Contributions	$14,075,290	13,127,457
Transfers out	(1,073,923)	(1,181,270)
Net appreciation (depreciation)	17,354,497	(34,374,695)
Distributions	(1,606,343)	(2,485,356)

	$28,749,521	(24,913,864)

Schedule 1

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

December 31, 2003

			Fair
Asset	Description	Cost	value

Cerner Corporation*	1,923,405 shares of common stock	$45,186,701	88,875,421
American Century*	Ultra Investors Mutual Fund, 723,054 shares	(1)	32,228,180
American Century*	Growth Investors Mutual Fund, 784,215 shares	(1)	16,590,504
American Century*	Select Investors Mutual Fund (eliminated during 2003)	(1)	—
American Century*	Balanced Investors Mutual Fund (eliminated during 2003)	(1)	—
American Century*	Value Mutual Fund, 736,800 shares	(1)	8,395,917
American Century*	International Growth Mutual Fund, 458,904 shares	(1)	5,011,343
American Century*	Small Capital Value Mutual Fund, 239,566	(1)	5,049,173
American Century*	Stable Asset Fund, 8,836,936 units of participation	(1)	8,836,932
American Century*	Strategic Conservative Fund, 122,329 shares	(1)	670,361
American Century*	Strategic Moderate Fund, 1,185,918 shares	(1)	7,530,577
American Century*	Strategic Aggressive Fund, 96,638 shares	(1)	673,569
American Century*	Equity Index Fund, 207,423 shares	(1)	920,962
Charles B. Schwab	Schwab Personal Choice Account, 1,389,638 shares	(1)	2,442,739
Loans to participants*	Loans to participants (bearing interest from 5.25% to 10.5%)	(1)	2,190,825

			$179,416,503

(1)	In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule 2

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN

Schedule H, line 4j-Schedule of Reportable Transactions

Year ended December 31, 2003

Identity of party	Description	Purchase	Selling	Original	Net gain
involved	of asset	price	price	cost	(loss)
Cerner Corporation	Common stock	$25,253,003	—	25,253,003	—

Notes:

A reportable transaction is defined by the Department of Labor as:

•	A single transaction in excess of 5% of the fair value of plan assets.

•	A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more than 5% of the fair value of the Plan assets.

•	A series of transactions with respect to securities of the same issue, which amounts in the aggregate to more than 5% of the fair value of the total Plan assets.

•	Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the fair value of Plan assets.

A reportable transaction is identified by comparing the fair value of the transaction at the transaction date with the fair value of the Plan assets at the beginning of the year ended December 31, 2003.

See accompanying report of independent registered public accounting firm.